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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                               AMDAHL CORPORATION
                           (NAME OF SUBJECT COMPANY)


                               AMDAHL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

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                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                  023905 10 2
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

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                                 JOHN C. LEWIS
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                               AMDAHL CORPORATION
                            1250 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94088-3470
                                 (408) 746-6000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                   Copies to:

                              JOHN W. LARSON, ESQ.
                           RONALD B. MOSKOVITZ, ESQ.
                             MICHAEL S. DORF, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                         SPEAR STREET TOWER, ONE MARKET
                      SAN FRANCISCO, CALIFORNIA 94105-1000
                                 (415) 442-0900

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        Amdahl Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated August 5, 1997 as amended by Amendment No. 1 to Schedule 14D-9 dated August 14, 1997 and Amendment No. 2 to Schedule 14D-9 dated August 22, 1997 (as amended, the "Schedule 14D-9"), relating to the tender offer described in the Tender Offer Statement on Schedule 14D-1 dated August 5, 1997 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been filed by Fujitsu International, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Fujitsu Limited, a Japanese corporation (the "Parent"), and the Parent with the Securities and Exchange Commission (the "SEC"), and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated August 5, 1997 (as amended or supplemented from time to time, the "Schedule 13E-3"), which has been filed by the Parent, the Purchaser and the Company with the SEC, relating to an offer by the Purchaser to purchase all the issued and outstanding shares of the Company's common stock, par value $.05 per share (the "Shares"), at a price of $12.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated August 5, 1997 as supplemented by the supplement thereto, dated August 22, 1997 (the "Supplement"), and the related Letter of Transmittal. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 is hereby amended and supplemented by addition of the following information:

        Parent advised the Company that regulatory reviews under the Exon-Florio Act, the National Industrial Security Program, Japan's Foreign Exchange Control Act, Canada's Competition Act and the European Union's Merger Regulation have been completed and satisfied. A copy of the Parent's press release relating to the completion and satisfaction of these regulatory reviews is filed as Exhibit 20 to this Statement and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented by the addition of the following:

        Exhibit 20  Press Release, dated September 10, 1997, issued by the
Parent.




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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 10, 1997                         AMDAHL CORPORATION


                                        By: /s/ John C. Lewis
                                            ________________________________

                                            John C. Lewis
                                            Chairman of the Board, President and
                                            Chief Executive Officer





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                                 EXHIBIT INDEX

EXHIBIT NUMBER        DESCRIPTION
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
  1*            Merger Agreement dated as of July 30, 1997 among the Parent, the Purchaser and the Company

  2*            Opinion of Morgan Stanley & Co. Incorporated, dated July 30, 1997 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

  3*            Joint Press Release of the Company and the Parent, issued July 30, 1997

  4*            Letter dated July 30, 1997 from John C. Lewis to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

  5*            Article Eleventh of the Certificate of Incorporation of the Company

  6*            Article IX of the By-Laws of the Company

  7*            Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between the Parent and the Company

  8*            Letter Agreement, dated April 3, 1984, between the Parent and the Company

  9*            Joint Development Agreement between the Company and the Parent dated December 8, 1993 (Portions of this exhibit are deleted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10(aa) to the Company's Form 10-K for the fiscal year ended December 31, 1993)

  10*           Loan Agreement between the Company and the Parent dated January 29, 1994 (incorporated by reference to Exhibit
                10(c) to the Company's Form 10-Q for the fiscal period ended April 1, 1994)

  11*           First Amendment to Loan Agreement between the Company and the Parent dated January 27, 1994 (incorporated by reference to Exhibit 10 to the Company's Form 10-Q for the fiscal period ended March 28, 1997)

  12*           Standstill Agreement, dated July 9 1997, between the Parent and the Company

  13*           Confidentiality Agreement, dated June 30, 1997, between the Parent and the Company

  14*           Joint Press Release of the Company and the Parent, issued August 5, 1997

  15*           Press Release, dated August 14, 1997, issued by the Parent

  16*           Supplement, dated August 22, 1997, to the Offer to Purchase, dated August 5, 1997

  17*           Text of Joint Press Release, dated August 20, 1997 issued by the Parent and the Company

  18*           Text of Joint Press Release, dated August 22, 1997, issued by the Parent and the Company

  19*           Memorandum of Understanding, dated August 20, 1997

  20            Press Release, dated September 10, 1997, issued by the Parent


* Previously filed.